Exhibit 99.(a)(3)

Second Quarter 2012
Earnings Call Script

INTRO

Thank you. Good afternoon, everyone, and thank you for joining us today to discuss LookSmart's second quarter 2012 results.  On today's call are Jean-Yves Dexmier, Executive Chairman and Chief Executive Officer; and Bill O'Kelly, Senior Vice President, Operations, and Chief Financial Officer.

Everyone should have access to the second quarter 2012 earnings press release, which went out today at approximately 1:00 PM Pacific time, 4:00 PM Eastern.  The press release is available on the LookSmart investor relations website at investor.shareholder.com/LookSmart.

Before we begin today, we would like to remind everyone of the Safe Harbor statement under the Private Securities Litigation Reform Act of 1995.  The following remarks contain statements that are forward-looking, including statements about our expectations or projections regarding future results and plans for the business.  It is important to remember that our actual results may differ materially from our expectations, projections or plans described in the forward-looking statements.

A list of factors that may affect our business, future operating results and financial conditions are in the risk factors section of our SEC filings, including our Form 10-K for the year ended December 31, 2011. Please note that in addition to discussing the GAAP financial results for the Company today, the Company will also discuss non-GAAP net income, a non-GAAP financial measure.  An explanation of LookSmart's use of non-GAAP financial measures in this call and reconciliation between GAAP and non-GAAP measures are included in the press release issued today.

With that, I would like to turn the call over to Jean-Yves Dexmier.

JEAN-YVES DEXMIER

Good afternoon and thank you for joining our call today.

As you know, LookSmart is approaching a pivotal point as we continue to develop and prepare to launch our next generation of products and platforms.  The second quarter revenue and EBITDA results that we will review on this call were consistent with our expectations, given our strategic decision to cease business with several of our intermediary customers and to invest to actively develop the next generation of the LookSmart online advertising platform.

It is certain that we have not been communicating in a detailed manner with our stockholders regarding our new product suite while it has been in the development phase.  This decision was driven in part by our desire to tackle key technical practicalities before discussing them publicly, and also in part because of competitive sensitivities.  At the same time, we recognize that it is very difficult for our stockholders to evaluate the potential of their holdings absent more detail on our long term technology plan.  We aim to strike the right balance between these considerations on this call, and will use this opportunity to provide you with a comprehensive overview of what we are pursuing with our new product initiatives and how we are implementing our plan.

The online advertising market continues to demonstrate strong growth and presents a clear opportunity for creating value.  There is a significant imbalance between supply and demand in search advertising.  Independent sources indicate that advertisers could spend up to twice their current budgets should the right traffic be available; it is a question of volume more than price.  The current U.S. search advertising market is estimated to be between about $15 billion and $20 billion today, and the vast majority of this is in the search-to-search market.  Capturing even a fraction of the market would represent significant value creation for LookSmart.

When discussing game-changing events for online advertising with our customers and partners, there is strong consensus regarding the significant value that an integrated Search and Display open marketplace would have for them.  There is a clear opportunity to create value by providing such a marketplace, enabling advertisers, who are primarily focused on search-based advertising, and publishers, who mostly provide display opportunities, to directly meet and efficiently settle – in real time – individual search ad placements.

There are two key challenges in addressing this opportunity.  First, it appears to be much easier and more effective to integrate display into a search advertising platform than it is to alter a display advertising platform and bring it to the search advertising environment.  So, to capture the opportunity, one has to start with a robust and proven search advertising platform.

Second, such a marketplace needs to be capable of delivering a very large volume of display traffic to search advertising campaigns – up to 100 billion events per day.  It must be a scalable, high-performance technology platform.

LookSmart is positioned to answer both of those challenges.  We are positioned to deliver an open, independent marketplace by leveraging our existing search advertising platform.  We developed a plan last year for a phased launch of our new product suite.  This plan will culminate in the launch of an integrated Search and Display online advertising platform that is capable of handling a large volume of display traffic.

We have taken very deliberate steps to execute our technology development plan:

•	We have opened a technology office in the Greater Toronto Area, from where we are developing much of the technology on which our platform is based.

•
Beginning this quarter, we are progressively releasing the different components of the new product suite in a seamless way that will allow advertisers and publishers to easily adopt and benefit from each new component.

•
We announced the first component of the suite in July when we added display advertising solutions to our advertising capabilities.  This new offering allows advertisers to combine search campaigns and display campaigns using the LookSmart products and delivery teams.

•	We will continue to release the new components of the product suite over the next few quarters, including the click server, online analytics, ad server and advertiser and publisher center.

•	Ultimately, the full product suite will be available as an integrated Search and Display online advertising platform in 2013.

Overall, we believe that the market opportunity for an open, integrated Search and Display marketplace is very large, both domestically and internationally, and that we are one of the very few companies able to capture this opportunity.  By leveraging our search advertising platform to develop a new integrated Search and Display product line, we believe that we will meet a very important customer need and drive significant value for LookSmart and its stockholders.

Before I turn the call over to Bill, I would like to call your attention to the press release that we issued earlier today, which addresses PEEK’s unsolicited tender offer to acquire LookSmart for $1.00 per share.  After careful consideration, including a thorough review of the terms and conditions of the tender offer, our Board of Directors unanimously determined that PEEK’s offer is inadequate to stockholders and that the offer is not in the best interests of LookSmart or its stockholders.  The Board of Directors of LookSmart recommends that stockholders reject the offer and not tender their shares pursuant to the offer.  For more details about the Board’s evaluation of the unsolicited tender offer and recommendation, please refer to the specific press release issued today as well as the Schedule 14D-9 that was filed today with the Securities and Exchange Commission.

With that, I would like to turn the call over to Bill to review our financial results in more detail.  Bill?

BILL O'KELLY

Thanks, Jean-Yves.

Our press release issued today contains detailed information about our second quarter operating results and our financial position at June 30, 2012.

Revenues in the quarter were $3.6 million and net loss was $2.4 million or $0.14 per share.

Our Advertiser Networks contributed $3.3 million of the second quarter total revenue, down from $3.6 million in the first quarter of 2012 as we moved almost completely away from intermediary customers and focused on developing our business with direct advertisers.

Publisher Solutions revenues were $300 thousand in the second quarter of 2012 and $400 thousand in the first quarter of 2012.

Second quarter gross margin was 34%, down from 45% gross margin in the first quarter of 2012.  The decrease was a result of the significant mix shift in the customer base that we previously discussed, which almost completely eliminated our reliance on the intermediary revenue model because of the inherent risks and uncertainties related to that business, and moving to a direct advertising model that we continue to grow and develop.  Our traffic optimization algorithms require adjustment for this new type of delivery and this is part of our focus in the second half of the year to restore margin.

Second quarter operating expenses were $3.6 million compared to $4.0 million in the first quarter of 2012.  Both quarters included share based compensation costs of $100 thousand.  Depreciation expense was $500 thousand for the second quarter and $600 thousand for the first quarter of 2012.

We used $1.6 million cash in operations in the second quarter and spent $650 thousand on capitalized operating assets and $150 thousand on lease payments.  We closed the quarter with $20.2 million in cash and liquid investments.

Looking to the remainder of 2012, we are focused on rapidly returning to cash breakeven through a combination of revenues, margin optimization and expense control.  The $4.6 million cash burn in the first half of the year was the result of multiple factors: the strategic change in business model, traffic costs associated with intermediaries who did not pay their bills and one-time expenses.  We are expecting a significantly lower operating cash burn in the second half, but this will be partially negated by the costs incurred in connection with the response to the unsolicited tender offer by PEEK Investments and matters related thereto.

We began the third quarter with $20.2 million in cash and liquid investments, and at this time, we have no plans for extraordinary use of our cash.

I’ll now turn the call back to Jean-Yves.

JEAN-YVES DEXMIER

Thanks, Bill.  Our investments in technology are the foundation for new and very significant revenue streams.  Our transformative plan is well underway, and we are confident that we will deliver on our new initiatives on schedule.

While we continue to actively develop our new product line, we are focusing on short term performance improvement with the objective of returning to cash breakeven in reasonably short order, as Bill has just said.  This will be achieved through a combination of increased revenues, partially driven by our new offerings, improved margins as we readjust our traffic acquisition algorithms and tight expense control.  Of course, we are less able to control the costs induced by protecting our stockholders against the unsolicited tender offer by PEEK Investments, so our goal of restoring cash breakeven is somewhat tempered by those unexpected costs.  Be assured, however, that we are taking the necessary actions to minimize these effects.

We are intensely aware of the need to restore cash breakeven as soon as possible.  We believe that we have some revenue opportunities and traffic acquisition cost optimization opportunities that we can leverage between now and the end of year, which, combined with very tight expense management, will significantly improve the overall performance.

We are beginning to expand the types and sources of search traffic without compromising on the quality of the traffic delivered to advertisers, thanks to our soon to be released next-generation click server.  We are increasing our focus on direct sales led by our Chief Revenue Officer, Chris O’Hara, who recently joined the Company.  We believe that these initiatives will also contribute to the improvement of revenues and margin that is our primary focus for the rest of 2012.

We still expect 2012 to be an investment year, especially in technology and direct advertising sales and operations, as we execute our strategic plan to capture the very large Search and Display market opportunity.  As we have explained, those investments adversely impacted our cash balances in the first half of the year and will continue to some extent in the second half of the year.

We believe that we have addressed the risks that could negatively affect our ability to execute on our stated plan.  We have done extensive proof of concept work and believe that we have eliminated, at this stage, the key technical uncertainties about the new integrated platform.  The devil is in the detail, of course, but I believe it is reasonable to say that it is now a matter of development and execution, not a matter of technical feasibility.

Search advertising will continue to be the strongest and most consistently growing online advertising market.  Its growth has been limited by the supply of quality search traffic available to meet advertiser demand.  Delivering traffic through unlimited display supply and effectively targeting it to search advertising campaigns is the game-changing event advertisers and publishers are resoundingly asking for.  This is what we are set out to deliver and I am confident in our ability to execute for the benefit of all LookSmart’s stockholders.

Lastly, I’d like to take a minute to thank our employees, partners, and customers for their ongoing support.  Their contributions are an integral part of our future success, and we look forward to an exciting and successful road ahead.

Thank you for your time today, and we look forward to updating you on our progress.